TCW/DW TERM TRUST 2003

Item 77.C.	Matters Submitted to a Vote of Security Holders

	On June 26, 2001, a Special Meeting of the Trust's Shareholders was held to vote upon the approval of a new Investment Advisory Agreement between TCW/DW Term Trust 2003 and TCW Investment Management Company, a wholly-owned subsidiary of The TCW Group, Inc., in connection with the proposed acquisition of a controlling interest in The TCW Group, Inc., by Societe Generale Asset Management, S.A., a wholly-owned subsidiary of Societe Generale. The vote on the proposal was as follows:



For: 55,941,041		Against: 1,072,119 		Abstain: 1,240,191




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